VIA EDGAR

December 12, 2007

Mr. Jim B. Rosenberg

Mr. Gus Rodriguez

Ms. Mary Mast

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Encorium Group, Inc.

Form 10-K for the fiscal year ended December 31, 2006

Lady and Gentlemen:

This letter is a follow up response to the Securities and Exchange Commission’s initial letter dated September 26, 2007 and our initial response thereto dated October 9, 2007 related to the above referenced Form 10-K filing of Encorium Group, Inc. (“Encorium” or “Company”). On November 6, 2007, we discussed our initial response with Mr. Rodriguez and on November 29th we discussed our follow up response with Mr. Rodriguez and Ms. Mast. We are submitting this response to address matters discussed during that conversation. Our response herein is keyed to the numerical order of your comments in the Securities and Exchange Commission’s letter dated December 7, 2007. Our understanding is that Comments 1 and 3 in your letter dated September 26, 2007 have been adequately addressed. Our response to your open comments, as listed below, follows the text of your comment.

2) Note 2. Summary of Significant Accounting Policies Revenue Recognition, page F-8

•	Please explain why you believe that the achievement of milestones are reasonably assured at the signing of the contract.

•	Please explain why you believe that the achievement of your milestones are not at risk and are not considered substantive.

•	Please explain why you believe that the achievement of your milestones are a billing mechanism with no impact on the statement of operations.

•	Please explain why you believe the milestone payments are fixed and determinable under Staff Accounting Bulletin 104.

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Based on your responses to the points addressed above revise your revenue recognition policy specifically as it relates to your statement that milestone payments are generally included in the total contract value since that statement appears to conflict with your statement that milestones are performance based. Please provide us with proposed revisions to your revenue recognition policy.

Our responses to your follow up comments are as follows:

We are a clinical research organization that engages in the design and management of complex clinical trials for the pharmaceutical, biotechnology and medical device industries. Our mission is to provide our clients with high quality, full-service support for their clinical trials. We offer therapeutic expertise, experienced team management and global capabilities.

In evaluating our revenue recognition policy we have made the following conclusions:

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We have concluded that the services we provide our customers can not be separated into more than one unit of account according to Emerging Issues Task Force No. 00-21, Revenue Arrangements with Multiple Deliverables.

•	We have concluded that the proportional performance method of revenue recognition is appropriate for the following reasons:

•	Our contracts require us to perform similar multiple acts, specifically the labor to design and manage complex clinical trials.

•	Those acts are performed over a period of time.

•	The customer receives value as the services are performed.

•	Payment is required over the life of the contract and not withheld until a final act is performed.

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We have concluded that revenue should be recognized under the proportional performance method by tracking the actual direct costs incurred as compared to the actual direct costs expected for the following reasons:

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Our contracts with our customers generally provide both the hours expected to be incurred and the rate that will be charged for each hour incurred. We believe that the contract terms are persuasive evidence of an arrangement and that the terms are fixed and determinable.

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Our contracts with our customers generally provide that in the event of early termination, we shall be paid an adjusted amount that reflects the actual documented services performed to the date of termination in accordance with the Agreement including, without limitation, all fees and reasonable out-of-pocket expenses for such affected services. We believe that collection is reasonably assured and the services have been performed prior to revenue being recognized.

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Our billing and collection on a specific contract does not always mirror the pattern of performance on that contract. Payments prior to the performance of the service results in the deferral of revenue recognition where the performance prior to payment results in the recognition of revenue and the related accounts receivable. To aid in managing our working capital we aim to collect payment prior to performance. The schedule of billing and collection will be either based on the calendar date or on the stage of the contract, previously referred to as a milestone.

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We have concluded that the progress payments do not affect the recognition of revenue. As previously stated, our contracts with our customers generally provide that in the event of early termination, we shall be paid an adjusted amount that reflects the actual documented services performed to the date of termination in accordance with the Agreement including, without limitation, all fees and reasonable out-of-pocket expenses for such affected services. Our history of settling amounts due when a contract is terminated prior to completion has supported our assertion that revenue is only recognized if payment is contractually required should the agreement be terminated.

Our responses to your specific questions are as follows:

•	Please explain why you believe that the achievement of milestones are reasonably assured at the signing of the contract.

The Company evidences its relationship with its clients through written signed contracts with a stated and mutually agreed upon contract value that is negotiated at arms length based on an agreed upon protocol. The investigational drug protocol is usually developed in consultation with regulatory authorities such as the United States Food and Drug Administration (FDA). The contract value equals the value of the services to be performed as requested by the client under the contract by aggregating the labor hours estimated to be incurred to perform the services at the agreed upon labor rates. The contract value is a valid and legally binding promise to pay and is negotiated as a package of services and therefore should be evaluated as a single arrangement. The package of services to be performed by us on behalf of the client is interrelated and complex and consists of various stages which must occur during our rendering of the services. An example of such stages are the enrollment of the first patient or any specific number of patients into a clinical trial, collection of study related data from the patients, completion of a clinical study database and acceptance by the client of a final study report regarding data collected during the clinical trial. Since the client has requested these services as a package and the services are complex and not easily separable, we believe all payments pursuant to the contract are reasonably assured at the start of the contract. We view, and believe the client views the value of our services to be in the provision of the entire package of services whose primary intent is the completion of the clinical study. Accordingly, we believe we have a legal obligation to perform and the client has an obligation to pay us for all services negotiated for under the contract which accomplishes the client’s primary intent which is the completion of the investigational drug study.

The clinical trial study process primarily involves dealing with the health and safety of the patient’s enrolled in the clinical trial. We believe that due to the serious nature and subject matter that involves the clinical testing of investigational drugs on human subjects, it would be highly unlikely for a client to engage us to perform a clinical study on their behalf whose intention at contract signing was anything but the completion of the full study.

The initial billing and payment that is typically included in the contract value and the billing schedule is the up front payment of 10% to 15% of contract value that is generally paid within thirty days after contract signing. The amount received from the client is deferred and recorded as a liability under the balance sheet caption, “Billings in excess of related costs and estimated earnings on uncompleted contracts”. The receipt of an upfront payment shortly after contract signing is typical in our industry and we would not proceed with the clinical trial in a substantive manner without the receipt of these funds. We also believe that the receipt of the up front payment evidences the client’s intention to proceed with the conduct of the investigational drug study as stipulated in the contract. Absent this intent to proceed with the entire clinical trial, there would be no reason for the client to pay us this money in advance of our services.

•	Please explain why you believe that the achievement of your milestones are not at risk and are not considered substantive.

Clients hire us for important business reasons which reinforce our expectation that payments according to the billings schedule are not at risk and are reasonably assured at the start of the contract. We do however monitor and evaluate our accounts receivable balances for credit collection risk. The business reasons a client may hire us include but are not limited to our geographic reach or therapeutic service capability or expertise that they could not easily acquire or duplicate internally. Clients require our assistance in bringing new investigational drugs to the market in the shortest possible time in a cost efficient manner. The drug development process is very time consuming, costly and highly regulated. We believe that our clients engage us because we are able to perform the required services at a higher level of expertise or specialization more quickly and more cost effectively than they could do on their own. In addition, because the costs of drug development are so high, there is a trend to conducting at least a portion of these clinical studies on a global basis. We have the ability to conduct studies on a global basis. Pharmaceutical and biotechnology companies face increased pressure to bring new drugs to market in the shortest possible time. In summary, we believe clients engage us because of our value added expertise and expect us to complete the drug study for reasons due to increased cost efficiency, global reach, regulatory expertise and therapeutic experience. For these business reasons, we believe that the payments are reasonably assured at the start of the contract

Our current contracts and the related contract value do not include any payment mechanisms which are related to or based upon the success of the investigational product being tested in the clinical trial. For instance, our contracts do not contain payment clauses (or additional contract value) based upon the investigational drug obtaining FDA approval or progressing to a later stage clinical trial such as from a Phase II clinical trial to a Phase III clinical trial. Nor do we have rights to or include in contract value any licensing or intellectual property rights related to the success of the investigational product being tested. We have no drug manufacturing capabilities and do not provide to our clients any investigational study drugs related to the conduct of the clinical trials. We have no laboratory capabilities nor do we perform scientific research on any investigational drugs. Our contracts contain no substantive performance milestones upon which the contractual right to compensation is based. Our contracts, however, do include a billing schedule related to the payment for services performed pursuant to the contract. The billing schedule does not limit the amount to be collected should the study be terminated prior to completion based on the provisions regarding early termination. Upon early termination we would be entitled to an adjusted amount that reflects the actual fees and reasonable out-of-pocket expenses for such affected services performed prior to the date of termination.

Finally, as previously noted, clients evidence their intention to proceed with the clinical trial through an up front payment that ranges from 10% to 15% of the contract value. We believe this up front payment is another indicator that the client intends to proceed with the entire clinical trial as bargained for in the clinical trial services agreement. Absent this intent to proceed with the entire clinical trial, there would be no reason for the client to pay us this money in advance of our services. In addition, the up front payment is calculated as a percentage of contract value which evidences the agreed upon value of the services.

In summary, our revenue earning activities are labor intensive and involve the rendering of interrelated drug development services as services are performed on a proportional performance based on labor hours over the duration of the contract.

•	Please explain why you believe that the achievement of your milestone payments are billing mechanisms rather than substantive milestones with no impact on the statement of operations.

There are no standard billing arrangements which are present in each contract. Each contract has separate and distinct billing and payment terms which are the result of a negotiation between the Company and the client. The sum of the fees outlined in the billing schedule represents the contract value at the start of the contract. Cash receipts, including the receipt of up front payments, and subsequent billings do not necessarily correspond to costs incurred and net revenue recognized on contracts. It should be noted that, in a comprehensive full service drug development program, the client would not purchase these deliverables separately but as part of an integrated, full service development program in connection with the development of the drug. All payments received pursuant to the terms of the contract are recognized in accordance with the proportional performance method. Net Revenues are recognized as services are performed from inception to the completion of the contract. Billing schedules related to the completion of services based on labor hours are present in certain contracts because they present an effective way to bill the customer as each group of interrelated services are performed. These billings are simply an alternative billing method to other billing methods such as monthly or quarterly billings which in any event, in the aggregate, would be equal to the contract value at the inception of the contract. Whether billings are generated by the completion of services based on labor hours or the passage of time, they would not correspond to net revenue recognized on contracts. As previously noted, our contracts with our customers provide that in the event of early termination, we shall be paid an adjusted amount that reflects the actual documented services performed to the date of termination in accordance with the Agreement including, without limitation, all fees and reasonable out-of-pocket expenses for such affected services.

Since the timing of billings does not necessarily coincide with revenue recognition, the Company reflects Costs and Estimated Earnings in Excess of Related Billings on Uncompleted Contracts, as well as Billings in Excess of Related Costs and Estimated Earnings on Uncompleted Contracts for contracts in progress at the end of the reporting period in its consolidated balance sheets.

•	Please explain why you believe that the milestone payments are fixed and determinable under Staff Accounting Bulletin 104

Our clinical trial services contracts are in writing and fully executed by us and the client. Our contracts are fixed price agreements with an agreed upon contract value in exchange for an agreed upon scope of services which we are legally obligated to provide and the client is legally obligated to pay us for. Our contracts also contain a billing schedule which represents the contract value. The contract value, scope of services and the related payment schedule are fully negotiated by the parties on an arms length basis. The nature and scope of each contract is different regarding the payment schedule and is subject to negotiation by the parties. Some contracts call for periodic monthly payments combined with payments generated by the completion of services based on labor hours, whereas in other contracts, payments may be solely based on the completion of services based on labor hours. Regardless of the type of payment schedule, the timing of billings pursuant to the agreed upon payment schedule has no impact on revenue recognition. The entire agreed upon contract value is recognized in accordance with the proportional performance method based on actual direct costs incurred to estimated direct costs where the costs relate to labor hours. We expect to receive all of the payments due us during the term of the contract. We have not experienced issues regarding collectibility of our accounts receivable on these agreements.

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Based upon your responses to the points addressed above revise your revenue recognition policy specifically as it relates to your statement that milestones are performance based. Please provide us with revisions to your revenue recognition policy.

We are proposing the following enhanced disclosures within a disclosure type format to help you evaluate the adequacy of our responses to your comments. We propose to incorporate these changes into the relevant section of our Form 10-K for the year ended December 31, 2007 which we expect to file with the Securities and Exchange Commission in March 2008. Please see Exhibit A for the proposed enhanced disclosures.

Summary

As described above, we believe that the proportional performance method of revenue recognition is the most accurate reflection of net revenues for the Company and that our revenue recognition accounting policies are in conformity with generally accepted accounting principles in the United States of America in that all of the criteria, as set forth in SEC Staff Accounting Bulletin Topic 13 of SAB 104 Revenue Recognition have been met.

•	Persuasive evidence of an arrangement exists

•	The service has been rendered

•	Our price to the client is fixed and determinable, and

•	Collectibility is reasonably assured

We trust that we have adequately addressed all of the comments contained in the Securities and Exchange Commission’s initial letter dated September 26, 2007 and your follow up letter dated December 7, 2007. If you have any further questions, please contact me directly at (610) 989-4208.

Sincerely,

/s/ Lawrence R. Hoffman
Lawrence R. Hoffman
Executive Vice President & Chief Financial Officer

Exhibit A

•	CRITICAL ACCOUNTING POLICIES

Revenue Recognition

Proposed Revisions to the section on Revenue Recognition are in Italics.

The majority of our net revenue is recognized from fixed price contracts on a proportional performance method based on assumptions regarding the estimated completion of the project. This method is used because management considers total costs incurred to be the best available measure of progress on these contracts.

Each month costs are accumulated on each project and compared to total estimated cost to complete to determine the degree of completion for that particular project. This determines the percentage of completion for the project. This percentage of completion is multiplied by the contract value to determine the amount of revenue to be recognized. As the work progresses, original estimates may be adjusted due to revisions in the scope of work or other factors and a contract modification may be negotiated with the customer to cover additional costs. Our accounting policy for recognizing revenue for changes in scope is to recognize revenue when the Company has reached agreement with the client, the services pursuant to the change in scope have been performed, the price has been set forth in the change of scope document and collectibility is reasonably assured based on our course of dealings with the client. We bear the risk of cost overruns on work performed absent a signed contract modification. Because of the inherent uncertainties in estimating costs, it is reasonably possible that the cost estimates used will change in the near term and may have a material adverse impact on our financial performance.

In the past, we have had to commit unanticipated resources to complete projects resulting in lower gross margins on those projects. These unanticipated additional costs occurred on several long term contracts which we completed or substantially completed during 2004. These contracts spanned a period of three to six years. We may experience similar situations in the future although our current contracts in process are of a shorter duration and subject to less cost volatility. Should our estimated costs on fixed price contracts prove to be low in comparison to actual costs, future margins could be reduced, absent our ability to negotiate a contract modification.

There are no standard billing and payment provisions which are present in each contract. Each contract has separate and distinct billing and payment terms which are the result of a negotiation between us and the client. Billings and the related payment terms from fixed price contracts are generally determined by provisions in the contract that may include certain payment schedules and the submission of required billing detail. The payment schedule in the contract reflects the value of the services to be performed by us at the initiation of the contract. Although the payment schedule may include certain periodic payments which are reasonably assured at the start of the contract and which we expect to receive during the duration of the contract, cash receipts do not necessarily correspond to revenue recognized on contracts. A contract’s payment structure typically requires an up front payment of 10% to 15% of the contract value at or shortly after the initiation of the contract and a series of periodic payments over the life of the contract. The upfront payments are deferred and recognized as revenues as services are performed under the proportional performance method. Periodic payments are invoiced pursuant to the terms of the contract. All payments are included in the value of the contract because we expect to receive them during the term of the contract. All payments received pursuant to the contract are recognized in accordance with the proportional performance method. In a comprehensive full service drug development program, the client would not generally purchase certain deliverables separately but as an integrated, full service arrangement in connection with the development of the drug. Examples of common billing thresholds and interim deliverables include, but are not limited to, the completion of patient enrollment into the clinical trial, the completion of the database and acceptance by the client of the final study report.

Clients generally may terminate a contract on short notice which might cause unplanned periods of excess capacity and reduced revenues and earnings. Client initiated delays or cancellations for ongoing clinical trials can come suddenly and may not be foreseeable. To offset the effects of early termination of significant contracts, we attempt to negotiate the payment of an early termination fee as part of the original contract. Generally, we have not been successful in negotiating such fees. Our contracts require payment to us of expenses incurred to wind down a study and fees earned to date. Therefore, revenue recognized prior to cancellation does not require a significant adjustment upon cancellation. As the amount contractually due, in the event of early termination, is not contingent upon the billing schedule, revenue is recognized as the services are performed. If we determine that a loss will result from the performance of a fixed price contract, the entire amount of the estimated loss is charged against income in the period in which such determination is made.

Our accounting policy for recognizing revenue for terminated projects requires us to perform a reconciliation of study activities versus the activities set forth in the contract. We negotiate with the client, pursuant to the terms of the existing contract, regarding the wind up of existing study activities in order to clarify which services the client wants us to perform. Once we and the client agree on the reconciliation of study activities and the agreed upon services have been performed by us, we would record the additional revenue provided collectibility is reasonably assured.

Our operations have experienced, and may continue to experience, period-to-period fluctuations in net revenue and results from operations. Because we generate a large proportion of our revenues from services performed at hourly rates, our revenues in any period is directly related to the number of employees and the number of hours worked by those employees during that period. Our results of operations in any one quarter can fluctuate depending upon, among other things, the number of weeks in the quarter, the number and related contract value of ongoing client engagements, the commencement, postponement and termination of engagements in the quarter, the mix of revenue, the extent of cost overruns, employee hiring, vacation patterns, exchange rate fluctuations and other factors.

The above disclosure will also be included in Note 1 to the financial statements under the caption Revenue Recognition.